

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Jesse Sutton
Chief Executive Officer
Ultimax Digital, Inc.
420 Lexington Avenue, Suite 230
New York, NY 10170

> **Re: Ultimax Digital, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 23, 2022**
> **File No. 333-267590**

Dear Jesse Sutton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 26, 2022

Prospectus Summary
Use of Proceeds, page 10

1.   We note your response to our prior comment 1. Please revise the Use of Proceeds section and the prospectus summary to reflect the intention to repay the four promissory notes, plus accrued interest, with the proceeds of this offering.

Capitalization, page 55

2. We note the revisions to the capitalization table in response to prior comment 1. Please explain the pro forma adjustment to stockholders' equity. In this regard, we note that net proceeds are expected to be approximately $9 million, although total stockholders' equity appears to reflect a pro forma adjustment of approximately $10 million.

Management's Discussion and Analysis of Financial Conditions and Plan of Operation Overview, page 59

3. Please update the expected release dates of your products.

    You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Technology

cc: Paul Goodman